UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains a description of the completion of Deutsche Bank’s capital increase and, as an exhibit hereto, the Articles of Association of Deutsche Bank AG. This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Deutsche Bank successfully completes capital increase

On April 7, 2017, Deutsche Bank AG announced that it has successfully completed the capital increase from authorized capital against cash contributions it announced on March 5, 2017. The number of no par value shares of Deutsche Bank AG has increased by 687.5 million, from 1,379.3 million to 2,066.8 million through the public offering of new shares via subscription rights. The gross proceeds amount to approximately EUR 8.0 billion. The subscription price was 11.65 euros per share. 98.9 per cent of the subscription rights were exercised. The remaining new shares that were not subscribed were sold in the market. Commencing Friday, April 7, 2017, the new shares were included in the existing listing of Deutsche Bank shares on the German stock exchanges and on the New York Stock Exchange.

Exhibit

Exhibit 99.1: English Translation of Articles of Association of Deutsche Bank AG in conformity with the resolutions of the General Meeting on May 21, 2015 and the resolution of the Chairman’s Committee of the Supervisory Board on March 19, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT
Date: April 18, 2017

	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

3